Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY REPORTS STRONG FINANCIAL QUARTER
CASH FLOW UP 14% TO $897 MILLION

CALGARY, Alberta, July 28, 2011 – Talisman Energy Inc. reported its operating and financial results for the second quarter of 2011. The company is reporting under International Financial Reporting Standards (IFRS) and all values in this release are in US$ unless otherwise stated.

•	Cash flow1 was $897 million for the quarter, up 14% compared to $790 million a year ago and $811 million in the first quarter.

•	Net income was $698 million versus $572 million in 2010 and a net loss of $326 million in the previous quarter.

•	Earnings from operations1 were $168 million, up 14% from the same period last year and up from $157 million in the prior quarter.

•	Production for the quarter averaged 420,000 boe/d, compared to 411,000 boe/d in 2010. Production from ongoing operations was up 13%, compared to 372,000 boe/d a year ago.

•	Net debt1 at June 30, 2011 was $3 billion versus $2.5 billion at March 31, 2011.

•	The company closed a second transaction with Sasol, selling a 50% interest in its Cypress A Montney shale properties for C$1.05 billion, including certain future development costs.

•	Talisman acquired additional acreage in the Alberta Duvernay shale play, bringing its land position to 360,000 net acres.

•	The company continues to deliver strong natural gas volumes in Southeast Asia, with price realizations of $9.78/mcf.

•	Talisman plans to drill a number of important exploration wells in the second half of this year.

“Talisman achieved a strong financial performance this quarter” said John A. Manzoni, President & CEO. “We continue to grow and strengthen our shale portfolio in North America, and are looking forward to results from a number of significant exploration wells in the second half of the year.

“Total volumes in the quarter were 2% above the comparable number for 2010, although down from the first quarter, largely due to annual maintenance turnarounds. Excluding volumes from assets which have been sold, underlying growth in production is 13% year over year.

“We continue to see strong growth in North American shale volumes, which averaged approximately 470 mmcfe per day in the quarter, an increase of 178% over the same period last year and up 4% over the previous quarter.  Our success in the Marcellus is continuing, with production averaging over 400 mmcf per day during the quarter.
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1 The terms “cash flow”, “earnings from operations” and “net debt” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

“In the liquids-rich Eagle Ford shale play, we now have six rigs running and are planning to build to 10 by year-end. In the Montney shale, we are operating 10 rigs and closed the second transaction with Sasol during the quarter, for approximately C$1 billion, including certain future development costs.

“We are continuing to build our North American shale portfolio, with a sizeable land acquisition during the quarter, in what we hope will emerge as another successful liquids-rich play. Talisman now holds approximately 360,000 net acres in the Alberta Duvernay shale play, acquired at an average cost of about $2,000 per acre.  We will begin drilling into the play in the second half of the year, with two rigs.

“In Southeast Asia, volumes continue to be strong, although down from a year ago, reflecting a one-time upward adjustment in the second quarter of last year and annual maintenance turnarounds.  Natural gas prices in the region averaged about $9.80 per mcf during the quarter, reflecting strong regional demand and linkage to oil prices.

“North Sea volumes were down relative to both the previous year and the prior quarter, with annual maintenance turnarounds and natural production declines. Ongoing planned turnarounds will result in slightly lower North Sea production in the third quarter, with a return to higher volumes in the fourth quarter when work is completed. Work on future development projects continues and we have seen encouraging early test results at the Grosbeak discovery in Norway.

“The Yme project in Norway took a significant step forward with offshore installation completed at the end of the quarter; however there is still a significant amount of remaining work to commission the topsides. The amount of rework which is required on the platform has turned out to be substantial, and I believe we are now close to defining the full scope.  In light of what we have found we are now moving our expectation for first production to the second quarter of 2012.

“In addition, we have seen a slight delay in the final stages of commissioning the non-operated Kitan project, and our Eagle Ford ramp-up was delayed by about three months.

“This combination of factors has led us to revise our current view of production for this year, including Colombia, to between 430,000 and 440,000 boe per day.  Excluding Colombia, this represents only slight absolute growth over last year, although it represents between 7-10% organic growth from ongoing operations in 2010.  It is, nonetheless, below our minimum expectation of 5% absolute growth for the year and I am very disappointed to miss our own target for the first time since I joined the company.

“The factors which have led to this reduction are specific and identifiable, and we remain confident in the underlying quality of the portfolio.  Our growth target of 5-10% annually in the medium term remains firmly in place.

“There are continuing signs of success in the early testing phase of our international exploration portfolio, which has been largely focused on Colombia and Papua New Guinea to date. In the second half of the year, we plan to drill significant wells in Indonesia, Peru, Poland and the Kurdistan region of northern Iraq.

“Cash flow was $897 million during the quarter, up 14% year over year, reflecting higher oil prices. Similarly, earnings from operations, which adjust for non-operational impacts, were also up 14% to $168 million.

“Net income was $698 million compared to $572 million a year earlier and a loss of $326 million in the first quarter. This reflects the impact of changing commodity prices on the mark-to-market value of held-for-trading financial instruments and changes in the non-cash value of share based payments.

“We continue to expect that our cash exploration and development capital spending will be between $4 to $4.5 billion. In addition, we have spent $510 million on land purchases in the quarter.

“I am confident in the structure of our portfolio to deliver long-term, profitable growth of 5-10%.  The project set-backs we have experienced are localized, but nevertheless, reinforce the need to continue the improvements we have begun across our business to address project execution and delivery. We can look forward to getting these issues behind us, and to drilling a number of important exploration wells through the second half.  The underlying financial performance was strong this quarter and we will continue to focus on effectively delivering against our strategy, with our strong portfolio of assets.”

Financial Results

June 30	Three Months Ended		Six Months Ended
	2011	2010	2011	2010

Cash flow ($ million)	897	790	1,708	1,595
Cash flow per share2	0.88	0.78	1.67	1.57

Net income ($ million)	698	572	372	943
Net income per share	0.68	0.56	0.36	0.93

Earnings from operations ($ million)	168	148	325	303
Earnings from operations per share 2	0.16	0.15	0.32	0.30

Average shares outstanding - basic (million)	1,025	1,018	1,024	1,018

Cash flow was $897 million for the quarter, compared to $790 million a year ago as a result of higher oil prices, which more than offset increased royalties, cash taxes and realized losses on held-for-trading financial instruments.

During the second quarter, net income increased to $698 million from $572 million a year ago, also due to higher prices.  Talisman recorded a first quarter loss of $326 million but saw a substantial shift in both non-cash share based payments and the mark-to-market value of held-for-trading financial instruments.

Earnings from operations were up 14% to $168 million compared to $148 million a year earlier and $157 million in the previous quarter.
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2 The terms “cash flow per share” and “earnings from operations per share” are non-GAAP measures. For a reconciliation of non-GAAP measures to the corresponding GAAP measures and presentation of diluted cash flow per share and earnings from operations per share, please see the advisories and reconciliations elsewhere in this news release.

The company’s depreciation, depletion and amortization (DD&A) expense was $479 million in the second quarter, up 17% over last year as a result of the Auk North field start-up, Equion acquisition, higher production volumes and the change in unlifted oil volumes.  Dry hole expense was $36 million and includes an unsuccessful exploration well in Papua New Guinea. Exploration expense increased by $67 million relative to 2010 as a result of seismic activities in Indonesia, Papua New Guinea, Colombia and North America.

Net debt increased from $2.5 billion to $3 billion in the second quarter, reflecting a $510 million land acquisition in North America.

Gross production

June 30	Three Months Ended		Six Months Ended
	2011	2010	2011	2010

Oil and liquids (bbls/d)	175,000	182,000	186,000	195,000
Natural gas (mmcf/d)	1,470	1,376	1,478	1,372
Total (boe/d)	420,000	411,000	432,000	423,000

Ongoing operations (boe/d)	420,000	372,000	432,000	381,000

Total production this quarter increased by 2% over the comparable period for 2010, but down by 5% over the first quarter as a result of annual maintenance turnarounds in the North Sea and Southeast Asia.

Production from ongoing operations increased by 13% over the same period last year, reflecting a 47% increase in underlying North American natural gas volumes, the Equion acquisition and the Auk North field start-up in the UK.

Netbacks

June 30	Three Months Ended		Six Months Ended
$/boe	2011	2010	2011	2010

Sales	68.47	51.48	67.08	53.18
Royalties	(13.28)	(8.51)	(12.34)	(8.33)
Transportation	(1.35)	(1.47)	(1.38)	(1.49)
Operating expenses	(14.36)	(12.47)	(13.31)	(12.60)
Netback	39.48	29.03	40.05	30.76

Oil & liquids netback ($/bbl)	61.97	40.82	63.39	42.55
Natural gas netback ($/mcf)	3.90	3.28	3.74	3.46

Netbacks in the second quarter averaged $39.48/boe, up 36% from a year ago and 3% lower than the first quarter. Talisman’s realized price (before hedging) of $68.47/boe was 33% higher than 2010, due principally to higher global oil and liquids prices. WTI oil prices averaged $103/bbl, up 31 % from the same period last year. NYMEX natural gas prices averaged $4.36/mmbtu, compared to $4.07/mmbtu a year ago.

Talisman’s royalty rate averaged 18% during the quarter, up 1% from the same period last year. Unit operating expenses increased by 15% over the same period last year due to more expansive turnarounds in the North Sea, well maintenance in Southeast Asia, the change in unlifted oil volumes, additional operations in Colombia and the stronger British pound.

North America

In North America, production averaged 1,016 mmcfe/d (169,000 boe/d) for the second quarter, up 7% from a year ago. Capital spending was $433 million in the second quarter, including $388 million related to shale activities.

Production from shale averaged 470 mmcfe/d (78,000 boe/d) in the second quarter, an increase of 178% over the previous year, and an increase of 4% over the previous quarter. Conventional production averaged 546 mmcfe/d (91,000 boe/d) in the second quarter.

Talisman spent $510 million on land acquisitions in Alberta during the quarter.  The company’s  position in the Duvernay shale now totals 360,000 net acres, with an average acquisition cost of approximately $2,000 per acre.  Talisman plans drilling into the play in the second half of this year with two rigs.

In the Marcellus shale, Talisman USA drilled 39 gross wells (28 net) during the quarter for a total of 65 gross wells (49 net) for the first six months of 2011. Production averaged 406 mmcf/d for the quarter, up 16% from the previous quarter and up 184% from the second quarter of 2010. Talisman now expects to be at the upper end of its annual production guidance of 350-400 mmcf/d as it builds out new wells and infrastructure in the eastern part of the play.

In the Farrell Creek area of the Montney shale, Talisman drilled 12 gross (six net) development wells during the quarter for a total of 20 gross wells (10 net) in the first six months of 2011. Net production averaged 22 mmcf/d for the quarter.  The company currently has 10 rigs running.   Overall, in the Montney play, we continue to be on track to meet our production guidance for the year.

Talisman has closed a second deal with Sasol, selling a 50% working interest in its Cypress A properties for a total consideration of C$1.05 billion, consisting of  $257 million in cash and funding certain future development costs.  The two companies have commenced a feasibility study on a gas-to-liquids plant in Western Canada.

In the Eagle Ford shale, Talisman USA drilled 10 gross (four net) horizontal development wells during the quarter for a total of 19 gross wells (seven net) in the first six months of 2011. Production averaged 16 mmcfe/d for the quarter.  The company has six rigs operating in the area, with plans to increase this to 10 by year-end.

Earlier this year, the partners agreed to use dedicated frac crews in the Eagle Ford rather than pay significantly higher spot rates. These crews are up and running; however, the result will be fewer wells and lower production for the year than anticipated. During the quarter, the partners also reached agreement to acquire additional acreage in the Eagle Ford.

Production from Talisman’s conventional properties averaged 417 mmcf/d of natural gas and 21,600 bbls/d of liquids for the second quarter.

North Sea

North Sea production averaged 105,500 boe/d, compared to 136,000 boe/d in the previous quarter and 114,960 boe/d a year ago. Production was lower due to planned annual maintenance in both the UK and Norway, and natural field declines.

Production in the UK averaged 73,200 boe/d, a 20% reduction from the previous quarter and an increase of 14% over the previous year, primarily driven by the start-up of Auk North.  Against the previous quarter, production was reduced by a turnaround, completed as planned at Piper/Tweedsmuir, as well as natural declines at Tweedsmuir.  Production is expected to be impacted further in the third quarter with shutdowns planned at Claymore, Tartan, Buchan and Ross/Blake.

Production in Norway averaged 32,300 boe/d, a 36% decrease over the same period in 2010 and a 27% decrease from the previous quarter. Volumes decreased quarter on quarter due to completion of maintenance turnarounds at Brage and Veslefrikk, with similar impacts expected in the third quarter due to a planned turnaround at Rev.  Production also continues to be impacted by natural declines at Rev.

Work on future developments continued in the quarter, with Talisman spending $307 million in the North Sea. A fourth production well in the UK Auk North field was successfully completed in early July, and development wells at Gyda and Veslefrikk were also successfully completed in Norway. A gaslift project has increased production potential from Gyda by approximately 20%.  A sidetrack is planned in early 2012 at Rev to mitigate the natural decline in the field.

The Yme project took a significant step forward with offshore installation at the end of the quarter. During the quarter, Talisman completed some required rework onshore; however, there is still a significant amount of remaining work to commission the topsides. The company now expects first production from Yme will commence in the second quarter of 2012.

Southeast Asia

Production for the second quarter was 116,200 boe/d, 1% higher than the previous period and 7% lower than same period last year. During the quarter, natural gas prices averaged $9.78/mcf. The company invested $22 million in development activities.

In Malaysia, production averaged 37,500 boe/d, 4% higher than last quarter and 10% lower than the same period last year. Liquids were higher in 2010, largely due to a one-time redetermination of the company’s working interest in the South Angsi field, with an associated increase of 7,000 boe/d in that period.  Gas sales averaged 119 mmcf/d, 4% higher than the previous quarter, reflecting optimization initiatives at the PM3 facilities and strong regional demand.  To meet fast growing gas demand across Malaysia, Talisman is working closely with its joint venture partners to develop further initiatives at PM3 to increase gas production over the coming months.

In Indonesia, production was 74,200 boe/d, 1% higher than last quarter and 5% lower than the same period last year, reflecting increased maintenance activities and planned plant shutdowns at Corridor and Tangguh during the current period.  The Jambi Merang project delivered first gas sales in April, three months ahead of schedule, and attained a daily production of 76 mmcf/d gross sales gas (19 mmcf/d net sales) by the end of second quarter. Volumes are expected to reach 120 mmcf/d gross sales gas (30 mmcf/d net sales gas) in the third quarter. The first of two planned Corridor infill wells was drilled, completed and brought on production.  The Sumpal 6 well was brought on stream and is currently flowing at 35 mmcf/d gross raw gas (8 mmcf/d net sales gas) and it is expected to ramp up to 120 mmcf/d gross raw gas (28 mmcf/d net sales gas) by the end of next quarter.

At Corridor, the Letang Tengah Rawa optimization project was sanctioned during the quarter and is expected to deliver 45 mmcf/d gross sales gas (16 mmcf/d net sales gas) to the premium priced Caltex/Duri gas sales contract from the beginning of 2013.

Following maintenance turnarounds in the first half of the year, the two Tangguh production trains are now operating at close to nameplate capacity.

In Vietnam, production averaged 1,800 bbls/d.  The Hai Su Trang and Hai Su Den development is progressing and is expected to be sanctioned in the fourth quarter of this year.

Production averaged 2,600 bbls/d in Australia.  The company expects a slight delay in commissioning the non-operated Kitan project, which is still anticipated in the fourth quarter.

International Exploration

International exploration spending in the second quarter of $282 million was focused on exploration and appraisal wells in Papua New Guinea (PNG), Colombia and the North Sea, and active seismic programs in Southeast Asia and Latin America.

Talisman is on target to participate in seven exploration and appraisal wells in the PNG Foreland Basin in 2011. Seismic acquisition for the current program was completed at the end of June. The Stanley-2 and Stanley-4 appraisal wells and the Ubuntu-1 and Awapa-1 exploration wells have been drilled, and the Siphon-1 exploration well was spudded at the end of June. The Awapa well was dry; however, this was a commitment well which was not part of the gas aggregation strategy, and we remain confident in our objective of successfully aggregating 2-4 tcf.

In Malaysia, the Sabah 3D seismic acquisition program commenced in the second quarter, and the drilling program is expected to begin in 2012. In Vietnam, 3D seismic in Blocks 135 and 136 concluded in early July, and a 2D seismic program is on target to commence in the third quarter. A Production Sharing Contract for Blocks 135 and 136 was signed in April with PetroVietnam; Talisman is the operator and has a 40% working interest.

In Indonesia, the South Makassar seismic acquisition program was completed in the second quarter, and the company is on target to spud the Lempuk well in the third quarter.  Talisman signed a farmout agreement with Total E&P in three of Talisman’s blocks in South Makassar (33-50% equity).   Total is the largest gas producer in Indonesia and brings significant deepwater experience and potential access to markets. The farmout agreement is subject to government approval.

In Colombia, Talisman completed drilling the sixth stratigraphic well in Block 6. The partners in the block are in the process of converting Block 6 to an Exploration and Production Contract and finalizing plans to fully appraise the Guairuro discovery, with a possible 3D seismic acquisition program in late 2011.

In the Niscota block, the Huron-2 appraisal well spudded on June 30, 2011 and is currently drilling.  The Huron-3 appraisal well is expected to spud by mid-year 2012.

In Block 8, Talisman completed the first phase (245 kilometers) of seismic data acquisition and a two-well stratigraphic drilling program is expected to commence in the fourth quarter.

In Block 9, a six month production test of the Akacias-1 discovery commenced in late May and is currently producing approximately 1,600 bbls/d (gross) of oil. The company is looking to acquire 200 kilometers of 2D seismic data and initiate a four-well appraisal well program later this year. A re-entry and test of the Humadea discovery well and a Humadea exploration well are scheduled in the first quarter 2012.

Since the closing of the acquisition of Equion Energia (49% net Talisman), production has averaged 12,000 boe/d (net Talisman).  Equion is planning to drill two development wells in the Piedemonte field in the second half of 2011. These wells are part of a full-scale expansion of the Piedemonte complex, with project sanction planned for the first half of 2012.

In Peru, Talisman is progressing towards a fourth quarter spud of the Situche Norte exploration well.  This is a follow-up well to the successful Situche Central 3X exploration well which was drilled in 2010.

In Norway, the Grosbeak appraisal well on PL378 reached target depth in the second quarter and the Brent formation has been successfully tested at 4,800 boe/d (gross).  Talisman is also participating in the Skalle and Peking Duck exploration wells, both of which are expected to reach target depth in the third quarter.

In Poland, seismic acquisition is complete and Talisman remains on target to spud its first two shale gas wells later this year.

In the Kurdistan region of northern Iraq, the Topkhana-1 exploration well in Block K39 is drilling ahead and the Kurdamir-2 well in Block K44 is expected to spud in the fourth quarter.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia.  The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index.  Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:		Shareholder and Investor Inquiries:

David Mann, Vice-President		Christopher J. LeGallais, Vice-President
Corporate & Investor Communications		Investor Relations
Phone:	403-237-1196 Fax: 403-237-1210	Phone:	403-237-1957 Fax: 403-237-1210
Email:	tlm@talisman-energy.com	Email:	tlm@talisman-energy.com

07-11

Forward-Looking Information

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	expected timing of first production of the Yme field;
•	management’s expectation for annual production growth and organic growth;
•	expected cash exploration and development spending;
•	planned drilling in Talisman’s conventional properties in North America, and in the UK, Norway, Indonesia, Malaysia, Papua New Guinea, Peru, Poland and the Kurdistan region of Northern Iraq;
•	planned drilling program in the Alberta Duvernay;
•	expected drilling, rigs and production in the Eagle Ford shale;
•	expected annual production in the Marcellus and Montney shale;
•	expected closing of the Eagle Ford transaction;
•	planned turnarounds and expected impacts on production in the North Sea;
•	planned Gyda infill drilling
•	expected production in Indonesia, including production from the Sumpal 6 well and Letang Tengah Rawa optimization project;
•	expected seismic program in Vietnam;
•	expected sanctioning of the Hai Su Trang and Hai Su Den development;
•	potential initiatives at PM3;
•	expected timing of the Skalle and Peking Duck wells;
•	expected commissioning of the Kitan project;
•	the expected spud of the Lempuk well, the Situche Norte exploration well, the Kurdamir-2 well, the Huron-3 appraisal well, and shale gas wells in Poland;
•	expected appraisal, seismic acquisition, exploration, testing, drilling, and development in Colombia;
•	Equion’s expected drilling and project sanctioning in the Piedemonte complex; and
•	other business strategy, plans and priorities.

The forward-looking information contained herein assumes production will be between 430,000 and 440,000 boe/d in 2011, a WTI oil price of approximately US$95/bbl, a NYMEX natural gas price of approximately US$4/mmbtu, and 2011 cash exploration and development capital spending of $4 to $4.5 billion. Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

•	risks and uncertainties involving geology of oil and gas deposits;
•	uncertainty related to securing sufficient egress and markets to meet shale gas production;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	the impact of the economy on the ability of the counterparties to the company’s commodity price derivative contracts to meet their obligations under the contracts;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of any future acquisitions and dispositions;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	changes in general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld, including with respect to share gas drilling; and
•	results of the company’s risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors, which could affect the company’s operations or financial results, are included in the company’s most recent Annual Information Form. In addition, information is available in the company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC). Forward-looking information is based on the estimates and opinions of the company’s management at the time the information is presented. The company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Unless the context indicates otherwise, references in this news release to “Talisman” or the “company” include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and the partnership interests held by Talisman Energy Inc. and its subsidiaries.  Such use of “Talisman” or the “company” to refer to these other legal entities and partnership interests does not constitute waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

The completion of any contemplated disposition or acquisition is contingent on various factors including favorable market conditions, the ability of the company to negotiate acceptable terms of sale and receipt of any required approvals for such disposition.

Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Unless otherwise stated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Barrel of oil equivalent (boe) throughout this news release is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl).  This news release also includes reference to mcf equivalents (mcfes) which are calculated at a conversion rate of one barrel of oil to 6,000 cubic feet of gas.  Boes and mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl and an mcfe conversion ration of 1 bbl: 6 mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Talisman also discloses its company netbacks in this news release. Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow, earnings from operations, net debt and capital expenditure including exploration expensed. These terms are not defined by International Financial Reporting Standards (IFRS). Consequently, these are referred to as non-GAAP measures. Talisman’s reported results of cash flow, earnings from operations, net debt and capital expenditure including exploration expensed may not be comparable to similarly titled measures reported by other companies.

Cash Flow
US$ million, except per share amounts

	Three months ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Cash provided by operating activities	896	860	1,779	1,892
Changes in non-cash working capital	(94)	(91)	(221)	(363)
Add: Exploration expenditure	136	69	248	162
Less: Finance costs (cash)	(41)	(48)	(98)	(96)
Cash flow	897	790	1,708	1,595
Cash flow per share	0.88	0.78	1.67	1.57
Diluted cash flow per share	0.86	0.77	1.63	1.53

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. Diluted cash flow per share is cash flow divided by the diluted number of common shares outstanding during the period, as reported in the interim condensed consolidated financial statements filed on July 28, 2011. A reconciliation of cash provided by operating activities to cash flow is provided above.

Earnings from Operations
US$ million, except per share amounts

	Three months ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Net income	698	572	372	943
Gain on disposal and income from assets sold (tax adjusted)	(89)	(295)	(157)	(370)
Unrealized (gain) loss on financial instruments (tax adjusted)1	(181)	(95)	82	(230)
Share-based payments2 (tax adjusted)	(179)	(51)	(71)	(100)
Foreign exchange on debt	-	-	8	-
Impairment losses (tax adjusted)	-	3	39	32
Deferred tax adjustments3	(81)	14	52	28

Earnings from operations4	168	148	325	303
Earnings from operations per share4	0.16	0.15	0.32	0.30
Diluted earnings from operations per share4	0.16	0.14	0.31	0.29

1.
Unrealized (gain) loss on financial instruments relates to the change in the period of the mark-to-market value of the company’s  outstanding commodity derivatives that are classified as held-for-trading financial instruments.

2.
Share-based payments relate principally to the mark-to-market value of the company’s outstanding stock options and cash units at June 30.  The company uses the Black-Scholes option pricing model to estimate the fair value of its share-based payment plans.

3.
Deferred tax adjustments include deferred taxes relating to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on foreign denominated debt, intercompany loans and tax pool balances, as well as a remeasurement of UK deferred tax assets and liabilities in response to a statutory rate change.

4.	This is a non-GAAP measure.

Earnings from operations are calculated by adjusting the company’s net income per the financial statements, for certain items of a non-operational nature, on an after tax basis. The company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings from operations per share are earnings from operations divided by the average number of common shares outstanding during the period. Diluted earnings from operations per share are earnings from operations divided by the diluted number of common shares outstanding during the period, as reported in the interim condensed consolidated financial statements filed on July 28, 2011. A reconciliation of net income to earnings from operations is provided above.

Net Debt
US$ million

	June 30, 2011	March 31, 2011
Long-term debt	3,858	3,859
Bank indebtedness	2	8
Cash and cash equivalents	(860)	(1,327)
Net debt	3,000	2,540

Net debt is calculated by adjusting the company’s long-term debt per the financial statements for bank indebtedness, cash and cash equivalents. The company uses this information to assess its true debt position and eliminate the impact of timing differences.

Capital Expenditure Including Exploration Expensed
US$ million

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Exploration, development and other	997	863	1,907	1,497
Exploration expensed	136	69	248	162
Total capital expenditures	1,133	932	2,155	1,659

Capital expenditure including exploration expensed is calculated by adjusting the capital expenditure per the financial statements for exploration costs that were expensed as incurred.

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Financial
(millions of US$ unless otherwise stated)
Cash flow (1)	897	790	1,708	1,595
Net income	698	572	372	943
Capital expenditure including exploration expensed (1)	1,133	932	2,155	1,659
Per common share (US$)
Cash flow (1)	0.88	0.78	1.67	1.57
Net income	0.68	0.56	0.36	0.93
Production
(Daily Average - Gross)
Oil and liquids (bbls/d)
North America	22,730	25,165	21,911	25,480
North Sea	96,186	99,851	109,200	113,533
Southeast Asia	32,832	43,421	32,845	41,501
Other	22,983	13,470	21,578	13,821
Total oil and liquids	174,731	181,907	185,534	194,335
Natural gas (mmcf/d)
North America	875	797	880	792
North Sea	56	91	69	100
Southeast Asia	500	488	497	480
Other	39	-	32	-
Total natural gas	1,470	1,376	1,478	1,372
Total mboe/d (2)	420	411	432	423
Prices
Oil and liquids (US$/bbl)
North America	79.33	60.77	74.29	63.92
North Sea	117.04	78.07	110.28	77.62
Southeast Asia	118.74	79.29	118.01	77.86
Other	112.67	75.39	113.46	75.30
Total oil and liquids	111.88	75.77	107.77	75.71
Natural gas (US$/mcf)
North America	4.22	4.62	4.14	5.10
North Sea	8.82	5.28	8.66	5.44
Southeast Asia	9.78	6.60	9.26	6.65
Other	3.04	-	4.03	-
Total natural gas	6.25	5.37	6.07	5.67
Total (US$/boe) (2)	68.47	51.48	67.08	53.18

(1) Cash flow, capital expenditure including exploration expensed and cash flow per share are non-GAAP measures.
(2) Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.

Talisman Energy Inc.
Condensed Consolidated Balance Sheets
(unaudited)

	June 30,	December 31,	January 1,
(millions of US$)	2011	2010	2010

Assets
Current
Cash and cash equivalents	860	1,655	1,628
Accounts receivable	1,540	1,287	1,216
Risk management	49	119	29
Inventories	187	144	141
Prepaid expenses	33	20	8
Assets held for sale	-	-	22
	2,669	3,225	3,044

Other assets	425	788	108
Risk management	34	25	40
Goodwill	1,252	1,164	1,183
Property, plant and equipment	14,434	13,266	13,254
Exploration and evaluation assets	4,017	3,442	2,212
Deferred tax assets	206	184	147
	20,368	18,869	16,944
Total assets	23,037	22,094	19,988

Liabilities
Current
Bank indebtedness	2	2	35
Accounts payable and accrued liabilities	3,014	2,722	2,040
Risk management	155	117	266
Income and other taxes payable	785	513	341
Current portion of long-term debt	7	359	10
Liabilities associated with assets held for sale	-	-	7
	3,963	3,713	2,699

Deferred credits	33	46	47
Decommissioning liabilities	2,636	2,580	2,003
Other long-term obligations	234	280	269
Risk management	-	-	6
Long-term debt	3,851	3,845	3,601
Deferred tax liabilities	2,712	2,435	2,516
	9,466	9,186	8,442

Shareholders' equity
Common shares, no par value
Authorized: unlimited
Issued and outstanding:
June 30, 2011 – 1,024,656,352 (December 31, 2010 - 1,019,290,939; January 1, 2010 - 1,014,876,564)	1,610	1,480	1,401
Contributed surplus	154	108	117
Retained earnings	7,065	6,831	6,135
Accumulated other comprehensive income	779	776	1,194
	9,608	9,195	8,847
Total liabilities and shareholders' equity	23,037	22,094	19,988

Talisman Energy Inc.
Condensed Consolidated Statements of Income
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of US$)	2011	2010	2011	2010

Revenue
Sales	2,216	1,574	4,188	3,382
Other income	18	26	46	54
Total revenue and other income	2,234	1,600	4,234	3,436

Expenses
Operating	555	459	1,007	960
Transportation	52	55	108	114
General and administrative	108	81	206	158
Depreciation, depletion and amortization	479	408	948	889
Impairment	-	4	102	93
Dry hole	36	30	140	36
Exploration	136	69	248	162
Finance costs	60	68	136	137
Share-based payments recovery	(176)	(61)	(60)	(131)
(Gain) loss on held-for-trading financial instruments	(68)	(64)	251	(162)
Gain on asset disposals	(122)	(262)	(214)	(315)
Other, net	23	(6)	81	15
Total expenses	1,083	781	2,953	1,956
Income before taxes	1,151	819	1,281	1,480
Taxes
Current income tax	436	181	879	445
Deferred income tax	17	66	30	92
	453	247	909	537
Net income	698	572	372	943

Per common share (US$):
Net income	0.68	0.56	0.36	0.93
Diluted net income	0.50	0.50	0.26	0.79
Weighted average number of common shares outstanding (millions)
Basic	1,025	1,018	1,024	1,018
Diluted	1,044	1,029	1,047	1,042

Talisman Energy Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of US$)	2011	2010	2011	2010

Operating activities
Net income	698	572	372	943
Add: Finance costs (cash and non-cash)	60	68	136	137
Items not involving cash	44	129	1,050	449
	802	769	1,558	1,529
Changes in non-cash working capital	94	91	221	363
Cash provided by operating activities	896	860	1,779	1,892

Investing activities
Capital expenditures
Exploration, development and other	(997)	(863)	(1,907)	(1,497)
Corporate acquisitions, net of cash acquired	19	-	(156)	(183)
Property acquisitions	(542)	(346)	(573)	(372)
Proceeds of resource property dispositions	290	1,193	539	1,318
Acquisition deposit	-	-	18	-
Investments	-	-	54	-
Changes in non-cash working capital	53	(25)	(87)	(78)
Cash used in investing activities	(1,177)	(41)	(2,112)	(812)

Financing activities
Long-term debt repaid	(2)	(10)	(310)	(10)
Common shares issued	35	5	114	10
Common shares purchased	(24)	(26)	(42)	(26)
Finance costs (cash)	(41)	(48)	(98)	(96)
Common share dividends	(138)	(122)	(138)	(122)
Deferred credits and other	(17)	(4)	(20)	(10)
Changes in non-cash working capital	-	1	(1)	(1)
Cash used in financing activities	(187)	(204)	(495)	(255)
Effect of translation on foreign currency cash and cash equivalents	7	(61)	33	(34)
Net increase (decrease) in cash and cash equivalents	(461)	554	(795)	791
Cash and cash equivalents net of bank indebtedness, beginning of period	1,319	1,830	1,653	1,593
Cash and cash equivalents net of bank indebtedness, end of period	858	2,384	858	2,384

Cash and cash equivalents	860	2,417	860	2,417
Bank indebtedness	(2)	(33)	(2)	(33)
Cash and cash equivalents net of bank indebtedness, end of period	858	2,384	858	2,384

Talisman Energy Inc.
Segmented Information
(unaudited)

	North America (1)				North Sea (2)
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(millions of US$)	2011	2010	2011	2010	2011	2010	2011	2010
Revenue
Sales	448	442	852	919	1,167	717	2,255	1,658
Other income	13	22	36	45	5	3	10	8
Total revenue and other income	461	464	888	964	1,172	720	2,265	1,666
Segmented expenses
Operating	100	130	211	257	357	259	617	567
Transportation	14	15	30	34	23	23	46	47
DD&A	203	176	404	360	181	157	367	385
Impairment	-	4	-	28	-	-	102	65
Dry hole	1	(14)	3	(13)	2	43	77	43
Exploration	12	2	39	31	7	8	18	23
Other	(1)	(31)	6	(33)	5	15	14	21
Total segmented expenses	329	282	693	664	575	505	1,241	1,151
Segmented income (loss) before taxes	132	182	195	300	597	215	1,024	515
Non-segmented expenses
General and administrative
Finance costs
Share-based payments recovery
Currency translation
(Gain) loss on held-for-trading financial instruments
Gain on asset disposals
Total non-segmented expenses
Income before taxes
Capital expenditures
Exploration	55	83	138	167	54	63	105	67
Development	378	291	729	447	307	244	552	506
Midstream	-	1	-	-	-	-	-	-
Exploration and development	433	375	867	614	361	307	657	573
Acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			5,661	5,351			5,462	5,368
Exploration and evaluation assets			2,331	1,886			555	540
Goodwill			140	149			866	866
Other			1,024	2,389			897	920
Segmented assets			9,156	9,775			7,780	7,694
Non-segmented assets
Total assets (5)
Decommissioning liabilities (5)			203	210			2,227	2,196

1. North America	2011	2010	2011	2010
Canada	300	394	590	840
US	161	70	298	124
Total revenue and other income	461	464	888	964
Canada			3,807	3,920
US			1,854	1,431
Property, plant and equipment (5)			5,661	5,351
Canada			1,117	685
US			1,214	1,201
Exploration and evaluation assets (5)			2,331	1,886

2. North Sea	2011	2010	2011	2010
UK	866	449	1,602	1,035
Norway	306	271	663	631
Total revenue and other income	1,172	720	2,265	1,666
UK			3,705	3,763
Norway			1,757	1,605
Property, plant and equipment (5)			5,462	5,368
UK			217	260
Norway			338	280
Exploration and evaluation assets (5)			555	540

5. Current year represents balances at June 30.
Prior year represents balances at December 31.

	Southeast Asia (3)				Other (4)				Total
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(millions of US$)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Revenue
Sales	442	360	828	719	159	55	253	86	2,216	1,574	4,188	3,382
Other income	-	1	-	1	-	-	-	-	18	26	46	54
Total revenue and other income	442	361	828	720	159	55	253	86	2,234	1,600	4,234	3,436
Segmented expenses
Operating	75	62	147	123	23	8	32	13	555	459	1,007	960
Transportation	13	15	28	29	2	2	4	4	52	55	108	114
DD&A	63	67	125	131	32	8	52	13	479	408	948	889
Impairment	-	-	-	-	-	-	-	-	-	4	102	93
Dry hole	33	1	57	(7)	-	-	3	13	36	30	140	36
Exploration	83	21	135	44	34	38	56	64	136	69	248	162
Other	1	9	4	18	12	(6)	12	4	17	(13)	36	10
Total segmented expenses	268	175	496	338	103	50	159	111	1,275	1,012	2,589	2,264
Segmented income (loss) before taxes	174	186	332	382	56	5	94	(25)	959	588	1,645	1,172
Non-segmented expenses
General and administrative									108	81	206	158
Finance costs									60	68	136	137
Share-based payments recovery									(176)	(61)	(60)	(131)
Currency translation									6	7	45	5
(Gain) loss on held-for-trading financial instruments									(68)	(64)	251	(162)
Gain on asset disposals									(122)	(262)	(214)	(315)
Total non-segmented expenses									(192)	(231)	364	(308)
Income before taxes									1,151	819	1,281	1,480
Capital expenditures
Exploration	79	11	128	36	25	14	41	47	213	171	412	317
Development	22	109	93	149	45	29	73	49	752	673	1,447	1,151
Midstream	-	-	-	-	-	-	-	-	-	1	-	-
Exploration and development	101	120	221	185	70	43	114	96	965	845	1,859	1,468
Acquisitions									564	350	1,357	570
Proceeds on dispositions									(290)	(1,193)	(539)	(1,352)
Other non-segmented									28	19	44	28
Net capital expenditures									1,267	21	2,721	714
Property, plant and equipment			2,272	2,296			1,039	251			14,434	13,266
Exploration and evaluation assets			705	627			426	389			4,017	3,442
Goodwill			149	149			97	-			1,252	1,164
Other			578	628			752	141			3,251	4,078
Segmented assets			3,704	3,700			2,314	781			22,954	21,950
Non-segmented assets											83	144
Total assets (5)											23,037	22,094
Decommissioning liabilities (5)			195	189			46	15			2,671	2,610

3. Southeast Asia	2011	2010	2011	2010
Indonesia	226	219	450	427
Malaysia	121	119	244	232
Vietnam	66	15	103	30
Australia	29	8	31	31
Total revenue and other income	442	361	828	720
Indonesia			1,011	986
Malaysia			960	1,053
Vietnam			29	19
Papua New Guinea			27	26
Australia			245	212
Property, plant and equipment (5)			2,272	2,296
Indonesia			24	27
Malaysia			32	29
Vietnam			253	253
Papua New Guinea			396	318
Exploration and evaluation assets (5)			705	627

4. Other	2011	2010	2011	2010
Algeria	90	55	134	86
Colombia	69	-	119	-
Total revenue and other income	159	55	253	86
Algeria			270	251
Colombia			769	-
Property, plant and equipment (5)			1,039	251
Colombia			56	49
Kurdistan			264	239
Other			106	101
Exploration and evaluation assets (5)			426	389

5. Current year represents balances at June 30.
Prior year represents balances at December 31.